FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated October 31, 2005 (“RIM Chairman & Co-CEO to Present at Scotia Capital Conference") News Release dated November 1, 2005 (“BlackBerry 8700c Accelerates in Cingular Fast Lane")	Page No 1 5

Document 1

October 31, 2005

FOR IMMEDIATE RELEASE

RIM Chairman and Co-CEO to Present at Scotia Capital Conference

Waterloo, ON – Jim Balsillie, Chairman and Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Scotia Capital conference Set Them Free: A Conference on Mobilizing the Enterprise in Toronto, Ontario, Canada on Monday, November 14, 2005. The presentation, which is scheduled to begin at approximately 11:20 a.m. Eastern Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

Media Contact:
JOHN KAMPFE
Cingular Wireless
908-696-4536 (office)
908-432-3473 (wireless)
john.kampfe@cingular.com

JESSICA SHORTER
Brodeur (for RIM)
617-587-2851
jshorter@brodeur.com

RIM Investor Contact:
RIM Investor Relations
519-888-7465
investor_relations@rim.com

FOR IMMEDIATE RELEASE

BLACKBERRY 8700c ACCELERATES IN CINGULAR FAST LANE

First EDGE-Enabled BlackBerry Handset Offered Exclusively On Largest, Fastest National Wireless Data Network in U.S.

ATLANTA and WATERLOO, ON., NOV. 1, 2005 – BlackBerry® is going high-speed as Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 8700c™, the first BlackBerry device to support high-speed EDGE network technology. The new, sleek BlackBerry 8700c features a completely re-engineered device platform that is optimized for breakthrough performance and usability. It will be available in the U.S. exclusively from Cingular Wireless beginning November 21.

The EDGE-enabled BlackBerry 8700c is an eagerly anticipated addition to Cingular’s popular BlackBerry portfolio that provides users with best-in-class performance for email, phone, browsing and corporate data applications in a lightweight, all-in-one device. With the dramatically enhanced device platform and integrated EDGE capabilities, BlackBerry 8700c users will experience noticeably faster Web browsing, application performance and attachment viewing; the ability to store and run more powerful enterprise, and personal productivity applications; as well as comprehensive, smoothly integrated phone features in a light and compact design.

The BlackBerry 8700c operates on Cingular’s EDGE network — the largest and fastest national wireless data network in the U.S. with availability in 13,000 cities and towns and along nearly 40,000 miles of major highways. Customers can use the quad-band BlackBerry 8700c with Cingular service in more than 170 countries for voice and over 90 countries for data. With the BlackBerry 8700c from Cingular, customers will have the choice of using two browsers: the BlackBerry Browser™ for HTML Internet browsing and a browser optimized for Cingular’s popular MEdiasm Net wireless Internet access service.

“The BlackBerry 8700c represents another innovative development in the close collaboration and long-standing relationship that Cingular has had with RIM while becoming the leading BlackBerry provider,” said Kent Mathy, President of Cingular’s business-to-business organization, the Business Markets Group. “For over a decade, Cingular and RIM have worked together to provide companies with a point-of-entry into the world of wireless data. Now these customers want to do even more wirelessly and the EDGE-enabled BlackBerry 8700c from Cingular Wireless is the perfect tool to deliver an outstanding data and voice experience, while extending even more critical business processes into mobile environments.”

“The new BlackBerry 8700c provides the ultimate balance of performance, design and function. When you combine our newly optimized BlackBerry platform with Intel’s powerful processor and Cingular’s high-speed EDGE network, you get impressive results,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Early customer reactions confirm our confidence in this product. The handset looks and feels great. The phone is excellent. The screen is striking. The performance is exceptional. Put simply — the BlackBerry 8700c is another winner from RIM and Cingular.”

Unrivaled Email and Browsing Performance

Operating on Cingular’s high speed wireless network and featuring an enhanced BlackBerry device platform, a powerful Intel® processor, 64 MB flash memory and 16 MB SRAM, the BlackBerry 8700c delivers a dynamic, highly responsive, Cingular-exclusive user experience for browsing the Web, running applications and viewing email attachments and graphics. In addition, the device provides exceptional resolution and ample workspace for viewing email, web pages, applications and other information. The BlackBerry 8700c also features a backlit, ergonomic, full QWERTY keyboard that allows for quick, comfortable and accurate message typing and data entry.

Smoothly Integrated Phone Features

The stylish BlackBerry 8700c from Cingular Wireless provides customers with an outstanding converged voice and data experience. The handset is light, comfortable and well designed to allow loud and clear phone calls. It blends high-end phone features including quad-band GPRS/GSM and EDGE network support; “send,” “end” and “mute” phone keys; and other intuitive call management features including smart dialing, conference calling, speed dialing and call forwarding. It also delivers Bluetooth® support to ensure wide compatibility with hands-free accessories and car kits, as well as a built-in speakerphone for conference calls and hands-free use.

Brilliant LCD with Auto-Sensing Technology

The BlackBerry 8700c features a bright, high-resolution, landscape QVGA (320x240) LCD. The display supports over 65,000 colors and utilizes active matrix transmissive technology to deliver vivid graphics. The display also incorporates intelligent light sensing technology that automatically adjusts both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments.

Intel Processor

The BlackBerry 8700c utilizes the Intel XScale® architecture and the Intel PXA901 cellular processor (codenamed “Hermon”) to enable exceptional EDGE communications capabilities, as well as industry-leading application performance, without compromising battery life requirements. The Intel XScale architecture provides users of the BlackBerry 8700c with the increased processing power needed to enjoy a rich user experience while running a variety of applications.

“Cingular is a pioneer in driving new devices, new services and new features into the mobile market and RIM is the company that made mobile email real and tremendously compelling,” said Sean Maloney, Executive Vice President and General Manager of Intel’s Mobility Group. “BlackBerry has now become a cultural icon. Using Intel’s XScale-based communications processor technology, the new BlackBerry 8700c from Cingular Wireless adds to this heritage by delivering a leap forward in performance, all in an incredibly sleek and compact design.”

BlackBerry and Cingular – For Both Enterprises and Individuals

Another important and distinguishing feature of the BlackBerry 8700c is the proven and popular BlackBerry platform, which provides individuals and companies of all sizes with the necessary architecture and infrastructure to provide a superb “push” email experience and a solid foundation for other mobile data applications.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. Enterprise customers also can take advantage of BlackBerry MDS™ to enable secure, wireless access to other back-office applications.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to support up to 10 corporate and personal email accounts from a single device. These include Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts.

Pricing and Availability

The new EDGE-enabled BlackBerry 8700c will be available only through Cingular beginning November 21 in retail stores, via www.cingular.com, and through Cingular’s B2B sales organization and authorized Cingular dealers. The BlackBerry 8700c is available for as low as $299.99 with a two-year contract and mail-in rebate. BlackBerry monthly data plans – with a qualified voice plan – are $34.99 for 4 MB of data, $44.99 for unlimited domestic data service and $64.99 for unlimited domestic and international data usage.

For more information go to www.cingular.com/blackberry or www.blackberry.com.

Note to Editors: Cingular Wireless and Research In Motion will be holding an audio cast regarding this announcement today at 11:30 a.m. ET, which can be accessed at the following URL: http://www.videonewswire.com/event.asp?id=31167. This audiocast will be available for replay for 90 days.

_________________

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 52.3 million customers. Cingular, a joint venture between SBC Communications Inc. (NYSE: SBC) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVERSM network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is the only U.S. wireless carrier to offer Rollover®, the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com. Get Cingular Wireless press releases emailed to you automatically. Sign up at http://cingular.mediaroom.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 1, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance